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                           Filed by Public Service Enterprise Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                                Subject Company:
                                    Public Service Enterprise Group Incorporated
                                                 (Commission File No. 001-09120)


The following document is an online communication to PSEG employees regarding 1) Exelon's earnings announcement.

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OUTLOOK ONLINE - JANUARY 26, 2005

[OUTLOOK ONLINE LOGO]

Merger News

Exelon announces fourth-quarter and full-year 2004 earnings

Exelon announces fourth-quarter and full-year 2004 earnings. In a release issued last night, Exelon announced fourth-quarter 2004 consolidated earnings of 54 cents per diluted share of common stock and full-year 2004 consolidated earnings of $2.78 per share. Exelon also provided 2005 GAAP guidance in the range of $2.95 to $3.15 per share.

In a webcast and conference call today with investors. Exelon CEO John Rowe, and CFO Bob Shapard discussed 2004 results and the outlook for 2005.

In his prepared webcast/conference call remarks, Rowe described the December 20 announcement of the PSEG/Exelon merger agreement as the "most exciting and strategic move of 2004." He reiterated the following key points:

"In creating Exelon Electric and Gas, we will combine Exelon's proven nuclear expertise and already broad growth platform with PSEG's T&D expertise and BGS auction experience. We will increase value for our shareholders, continue to improve service to our customers, maintain our substantial presence in the cities and communities we serve, and create opportunities for our employees.

"For our shareholders, the merger will result in enhanced earnings with greater predictability.

"For our customers, it will create an extraordinary utility system, serving 7 million electric and 2 million natural gas customers, with a commitment to continuous improvement in safety, reliability and efficiency.

"For the communities we serve, we will sustain our record of charitable and civic contributions, economic development and environmental stewardship.

"And for our employees, a larger, stronger organization will offer a more secure employer and better opportunities for career development.

"We also expect near term benefits from the Jan. 17th 2005 commencement of a Nuclear Operating Services Contract. Under the agreement, Exelon will supply senior personnel to oversee daily plant operations and to implement the Nuclear Management Model with proven practices and programs Exelon used in it's successful nuclear performance improvement program. This will assist PSEG in improving the operations of the Salem nuclear facility, which is jointly owned with Exelon, and the adjacent Hope Creek nuclear facility. We were pleased with the NRC's recent action allowing Hope Creek to restart."






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Important information
"Safe Harbor" statement
"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995 This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated's and Exelon Corporation's management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated's and Exelon Corporation's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's website, www.sec.gov.

Additional Information
This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOMEAVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.





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Participants in Solicitation
Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.